Exhibit (a)(5)(B)

October 26, 2017

Dear Valued Customers,

This letter serves to inform you that effective yesterday, Inventure Foods, Inc. and Utz Quality Foods, LLC (“Utz”), the largest privately-held and family-managed branded salty snack manufacturer and marketer in the United States, announced that we have entered into a merger agreement pursuant to which Utz has agreed to acquire all of Inventure’s outstanding shares of common stock in an all-cash transaction.

Utz is the largest privately-held snack food manufacturer in the country, and has had a very successful almost 100-year history of manufacturing, marketing and distributing quality snack food brands across the United States and over the last six plus years has acquired and successfully integrated such well-known brands as “Dirty” and Zapp’s Potato Chips, Good Health, and most recently Golden Flake in the Southeast.

As the transaction is subject to the receipt of certain regulatory approvals and other customary closing conditions, Inventure Foods will continue to operate all aspects of our business including, sales, marketing, operations, finance, accounting and human resources functions as “business as usual” until such time as the acquisition is formally closed.

As a valued customer of Inventure Foods, we would like to thank you for your business and your continued faith in our products and our brands and we look forward to working with the Utz team to bring even more selection, product lines, and sales to your organization.

As always, if you have any questions, please feel free to contact me.

Sincerely,

Terry McDaniel

President & CEO

Inventure Foods, Inc.